Exhibit 21.1

SUBSIDIARIES OF LANDWIN REALTY TRUST, INC.

Name of Entity	Jurisdiction

Landwin TRS LLC	Delaware
Landwin Realty Investments Holdings LLC	Delaware
Landwin Realty Investments I, LLC	Delaware